

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 15, 2017

Mr. Alex Vetter
Chief Executive Officer
Cars.com Inc.
175 West Jackson Boulevard
Chicago, IL 60604

>      **Re:    Cars.com Inc.**
>              **Registration Statement on S-1**
>              **Filed May 12, 2017**
>              **File No. 333-217910**

Dear Mr. Vetter:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services

cc:    Victor Goldfeld, Esq.
       Wachtell, Lipton, Rosen & Katz